Form 40-F
period 2024-12-31
EUPRAXIA PHARMACEUTICALS INC.
filed 2025-03-20
CIK 1581178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECU R ITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2024
Commission File Number:
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
Corporation Service Company
19 West 44th Street, Suite 200
New York,
NY
10036
(800)
927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Shares, no par value	EPRX	The Nasdaq Stock Market LLC
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 35,641,603 Common Shares
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pur su
ant to Rule 405 of Regulation
S-T
(s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule
12b-2
of the Exchange Act. Emerging growth company
.
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
Indicate
by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒
Indicate
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

PRINCIPAL DOCUMENTS

The following documents are filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form (“AIF”) for the year ended December 31, 2024, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements as of and for the years ended December 31, 2024 and 2023 (the “2024 Financial Statements”), including the Independent Auditor’s Report with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024 (the “MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

The Commission has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

The Board of Directors of the Registrant (the “Board”) has adopted a written code of business conduct and ethics (the “Code”) which emphasizes the importance of matters relating to honest and ethical conduct, full, fair, accurate, timely, and understandable disclosure in reports that the Registrant files with, or submits to, the Commission and in other public communications, compliance with applicable laws, rules and regulations, the prompt internal reporting of violations of the Code and accountability for adherence to the Code. All individuals representing the Registrant, including the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, are expected to abide by all applicable provisions of the Code and adhere to its principles and values when representing the Registrant to the public or performing services for, or on behalf of, the Registrant. The Board will review the effectiveness of the Code on an ongoing basis to ensure that the Registrant’s business activities are conducted in accordance with the principles and rules set out therein. A copy of the Code can be obtained from the Registrant’s website at www.eupraxiapharma.com/investors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Audit Committee Information — External Auditor Service Fees by Category” contained in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F, is incorporated by reference herein.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The information provided under the heading “Audit Committee Information — Audit Committee” contained in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F, is incorporated by reference herein.

DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the Nasdaq Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the Nasdaq Listing Rules must disclose each Nasdaq corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the Nasdaq corporate governance requirement(s), either on its website or in its annual filings with the Commission. A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable Nasdaq Listing Rules is disclosed on the Registrant’s website at www.eupraxiapharma.com under “Investors/Governance/Governance Documents/Nasdaq Corporate Governance Disclosure.”

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

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

Exhibit Index

Exhibit No.	Document

97.1	Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2023).

99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2024.

99.2	Consolidated Financial Statements as of and for the years ended December 31, 2024 and 2023.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2024.

99.4	Consent of Independent Registered Public Accounting Firm – KPMG LLP

99.5	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.7	Certification of Chief Executive Officer (Principal Executive Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Schema Linkbase Document.

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 20, 2025

Eupraxia Pharmaceuticals Inc.

By:	/s/ James A. Helliwell
Name: James A. Helliwell
Title: Chief Executive Officer