Form 40-F
period 2025-12-31
EUPRAXIA PHARMACEUTICALS INC.
filed 2026-03-13
CIK 1581178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 51,939,206 Common Shares and 8,355,638 Preferred Shares (as at December 31, 2025)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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

PRINCIPAL DOCUMENTS

The following documents are filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2025 (“AIF”), see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements as of and for the years ended December 31, 2025 and 2024 (the “2025 Financial Statements”), including the Report of the Independent Public Registered Accountant with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2025 (“MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that each member of the Audit Committee, John Montalbano, Simon Pimstone and Paul Geyer, are “independent” (as defined by Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 5605(a)(2) of The Nasdaq Stock Market LLC (“Nasdaq”) Listing Rules) and that each of Mr. Montalbano and Dr. Pimstone are “audit committee financial experts” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F). For a description of Mr. Montalbano’s and Dr. Pimstone’s relevant experience in financial matters, see the biographical descriptions for each under “Directors and Executive Officers” in the AIF, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

The Securities and Exchange Commission (“Commission”) has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

The Board of Directors of the Registrant (the “Board”) has adopted a written code of business conduct and ethics (the “Code”) which emphasizes the importance of matters relating to honest and ethical conduct, full, fair, accurate, timely, and understandable disclosure in reports that the Registrant files with, or submits to, the Commission and in other public communications, compliance with applicable laws, rules and regulations, the prompt internal reporting of violations of the Code and accountability for adherence to the Code. All individuals representing the Registrant, including the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, are expected to abide by all applicable provisions of the Code and adhere to its principles and values when representing the Registrant to the public or performing services for, or on behalf of, the Registrant. The Board will review the effectiveness of the Code on an ongoing basis to ensure that the Registrant’s business activities are conducted in accordance with the principles and rules set out therein. A copy of the Code can be obtained from the Registrant’s website at www.eupraxiapharma.com under “Investors/Governance/Governance Documents/Code of Business Conduct and Ethics”.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Audit Committee Information — External Auditor Fees” contained in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F, is incorporated by reference herein.

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

Exhibit Index

Exhibit No.	Document

97.1	Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2023).

99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2025.

99.2	Consolidated Financial Statements as of and for the years ended December 31, 2025 and 2024.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2025.

99.4	Consent of Independent Registered Public Accounting Firm – KPMG LLP.

99.5	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.7	Certification of Chief Executive Officer (Principal Executive Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Schema Linkbase Document.

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 12, 2026

Eupraxia Pharmaceuticals Inc.

By:	/s/ Alex Rothwell
Name:	Alex Rothwell
Title:	Chief Financial Officer